UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
         Washington, DC 20549

             FORM N-17f-2

Certificate of Accounting or Securities and Similar
     Investments in the Custody of
    Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File Number:
     Date examinations completed:

     811-21694
     June 1, 2011

2.   State Identification Number:

     AL        AK        AZ        AR
               CA        CO
     CT        DE        DC        FL
               GA        HI
     ID        IL        IN        IA
               KS        KY
     LA        ME        MD        MA
               MI        MN
     MS        MO        MI        NE
               NV        NH
     NJ        NM        NY        NC
               ND        OH
     OK        OR        PA        RI
               SC        SD
     TN        TX        UT        VT
               VA        WA
     WV        WI        WY
     PUERTO RICO
     Other (specify):

3. Exact name of investment company as specified in registration statement:

     Mellon Optima L/S Strategy Fund, LLC

4. Address of principal executive office: (number, street, city, state, zip code):

BNY Mellon Financial Center, One Boston
Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule
17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

    THIS FORM MUST BE GIVEN TO YOUR
     INDEPENDENT PUBLIC ACCOUNTANT



Report of Independent Registered Public Accounting Firm


To the Board of Directors of
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that Mellon Optima L/S Strategy
Fund, LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment
Company Act of 1940 (the "Act") as of June 30, 2010.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2010, and with respect to agreement of investment fund contributions and redemptions, for the period from March 31, 2010 (date of last examination) to June 30, 2010:

Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of June 30, 2010.

Reconciliation of all such investment fund positions to the books and records of the Fund.

Agreed pending investment fund contributions and redemptions for the Fund as of June 30, 2010 to the corresponding subsequent bank statements or confirmed activity with the underlying investment funds' general partners/managing members.

Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from March 31, 2010 (date of last examination) to June 30, 2010.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima
L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2010, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima
L/S Strategy Fund, LLC and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


           /s/ERNST & YOUNG LLP


New York, New York
June 1, 2011


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

June 1, 2011

We, as members of management of Mellon Optima L/S
Strategy Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered
Management Investment Company", of the Investment
Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2010, and for the period March 31, 2010 (date of last examination) through June 30, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2010, and for the period
March 31, 2010 (date of last examination) through June 30,
2010, with respect to investment funds reflected in the investment account of the Fund.


Mellon Optima L/S Strategy Fund, LLC


By:

/s/ DAVID K. MOSSMAN

David K. Mossman
President and CEO
Mellon Optima L/S Strategy Fund, LLC


/s/ JENNIFER L. CARNES

Jennifer L. Carnes
Treasurer and CFO
Mellon Optima L/S Strategy Fund, LLC